

May 4, 2015

Pierre Nanterme
Chief Executive Officer
Accenture plc
1 Grand Canal Square
Grand Canal Harbour
Dublin 2, Ireland

> **Re:** **Accenture plc**
> **Form 10-K for the Fiscal Year Ended August 31, 2014**
> **Filed October 24, 2014**
> **Form 10-Q for the Quarterly Period Ended February 28, 2015**
> **March 26, 2015**
> **File No. 001-34448**

Dear Mr. Nanterme:

We have reviewed your March 31, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2015 letter.

Form 10-K for the Fiscal Year Ended August 31, 2014

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1. You indicate in your response to prior comment 1 that your process is more closely aligned with the definition of Third-Party Evidence ("TPE") because the prices do not

always fall within a narrow range. Tell us the basis for why you believe you have established TPE. Clarify why a wider range of prices for the same deliverable results in the establishment of selling price based on TPE. Describe the nature of the population used to establish VSOE and indicate why that population can be used to establish TPE. Tell us why you believe that the type of services you offer are of a nature that is both the same and interchangeable. See ASC 605-25-30-6A and 6B.

2. We note that in your response to prior comment 1, your proposed disclosure states that the selling price of each element is determined by obtaining third party evidence of the fair value of each element. Please consider revising your disclosure to clarify that third party evidence is evidence of selling price of a deliverable as opposed to the fair value of an element. We refer you to ASC 605-25 and ASC 820 in regards for references to selling price, fair value, deliverable, and element.

Form 10-Q for the Quarterly Period Ended February 28, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 26

3. You disclose that certain undistributed earnings of your U.S. subsidiaries are no longer considered permanently reinvested and you recorded an estimated deferred tax liability of $171,276,000 for withholding taxes that would be payable on the distribution of these earnings. Explain the facts and circumstances leading to your conclusion. We note that you disclosed in your Form 10-K that you did not foresee any event that would require you to distribute your foreign earnings. We refer you to Item 303(a)(1) of Regulation S-K.

4. Please tell us what consideration was given to disclosing the amount of cash and cash equivalents and short-term investments held by your foreign subsidiaries and the repatriation tax effects or other restrictions on the free flow of funds from those subsidiaries. Also consider disclosures related to the extent to which domestic cash inflows will be sufficient to meet your projected cash requirements. We refer you to Item 303(a)(1) of Regulation S-K, Section IV of SEC Release 33-8350, and Financial Reporting Codification 501.03.a and 501.06.a. Please provide us with any proposed changes to your disclosures addressing the foregoing concerns.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief